

Mail Stop 4628

May 26, 2016

Via E-mail
Frank A. D'Amelio
Chief Financial Officer
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

> **Re:** **Pfizer Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-03619**

Dear Mr. D'Amelio:

We refer you to our comment letter dated April 5, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Suzanne Hayes
        Assistant Director
        Division of Corporation Finance

        Stacy J. Kanter
        Skadden, Arps, Slate, Meagher & Flom LLP